AB 4/4

*AB 3/11

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FEB 29 2012

Washington, DC 125

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Financial Securities Marketing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch Street, Suite 900
(No. and Street)

Portland	Oregon	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Rogers (503)232-6960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

21700 Oxnard Street, Suite 1200	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ab 3/26

OATH OR AFFIRMATION

I, Maria Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Financial Securities Marketing, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

FINOP

Title

Notary Public

OFFICIAL SEAL
SUSAN PROVENCHER
NOTARY PUBLIC-OREGON
COMMISSION NO. 425383
MY COMMISSION EXPIRES MAR. 20, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

December 31, 2011 and 2010

Table of Contents

KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Report of Independent Registered Public Accounting Firm

The Board of Directors
M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)

We have audited the accompanying statement of financial condition of M Financial Securities Marketing, Inc. as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of M Financial Securities Marketing Inc., as of December 31, 2010, were audited by other auditors whose report thereon dated February 25, 2011 expresses an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M Financial Securities Marketing, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, and II, is required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 27, 2012

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Financial Condition

December 31, 2011 and 2010

		2011		2010
Assets				
Cash and cash equivalents	$	5,307,240	$	5,140,920
Intermediary fee receivables		611,033		640,706
Prepaid expenses and other assets		75,770		123,453
Deferred income tax assets (Note 4)		21,766		23,998
Total assets	$	6,015,809	$	5,929,077
Liabilities				
Payable to parent for income taxes (Note 4)	$	2,078,773	$	1,956,236
Payable to parent (Note 3)		160,274		550,821
Total liabilities		2,239,047		2,507,057
Stockholder's Equity				
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 100 shares		1,000		1,000
Additional paid-in capital		279,148		279,148
Retained earnings		3,496,614		3,141,872
Total stockholder's equity		3,776,762		3,422,020
Total liabilities and stockholder's equity	$	6,015,809	$	5,929,077

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Operations

Years ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Intermediary fee income	$ 12,329,664	$ 12,642,141
Interest income	23,617	35,397
Total revenues	12,353,281	12,677,538
Expenses:		
Employee compensation and benefits	1,101,425	1,382,397
Meetings	776,406	729,651
Outside professional fees	374,748	334,120
General and administrative	149,488	169,122
Office	148,794	248,965
Travel	60,017	58,404
Marketing	21,853	22,026
Recruiting and relocation	10,277	8,933
Education	6,368	7,230
Total expenses	2,649,376	2,960,848
Income before income taxes	9,703,905	9,716,690
Provision for income taxes (Note 4)	3,879,322	3,298,927
Net income	$ 5,824,583	$ 6,417,763

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2011 and 2010

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balances as of December 31, 2009	100	$ 1,000	$ 279,148	$ 3,159,397	$ 3,439,545
Net income	—	—	—	6,417,763	6,417,763
Dividends to parent	—	—	(1,364,712)	(6,435,288)	(7,800,000)
Capital contribution from parent (Note 4)	—	—	1,364,712	—	1,364,712
Balances as of December 31, 2010	100	1,000	279,148	3,141,872	3,422,020
Net income	—	—	—	5,824,583	5,824,583
Dividends to parent	—	—	(1,755,159)	(5,469,841)	(7,225,000)
Capital contribution from parent (Note 4)	—	—	1,755,159	—	1,755,159
Balances as of December 31, 2011	100	$ 1,000	$ 279,148	$ 3,496,614	$ 3,776,762

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Cash Flows

Years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income	$ 5,824,583	$ 6,417,763
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Intermediary fee receivables	29,673	(323,511)
Prepaid expenses and other assets	47,683	(119,811)
Deferred income tax assets	2,232	74,162
Payable to parent for income taxes	1,877,696	1,025,121
Payable to parent	(390,547)	164,850
Other liabilities	—	(211,590)
Net cash provided by operating activities	7,391,320	7,026,984
Cash flows from financing activities:		
Dividends to parent	(7,225,000)	(7,800,000)
Net increase (decrease) in cash and cash equivalents	166,320	(773,016)
Cash and cash equivalents:		
Beginning of year	5,140,920	5,913,936
End of year	$ 5,307,240	$ 5,140,920
Supplemental cash flow disclosures:		
Noncash operating activity – capital contribution from parent reducing payable to parent for income taxes (Note 4)	$ 1,755,159	$ 1,364,712

See accompanying notes to financial statements.

(1) Basis of Presentation and Significant Accounting Policies

(a) Organization and Nature of Business

M Financial Securities Marketing, Inc. (the "Company"), an Oregon corporation, was incorporated on June 20, 2005. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the "Parent"). The Company primarily receives intermediary fees in the form of compensation from selected direct writing life insurance companies and financial service providers ("Financial Service Providers") for providing intermediary services that may be based upon the volume of premiums and type of variable insurance and other financial service products sold by Member Firms. The Company commenced operations in November 2006.

(b) Basis of Presentation

The Company is engaged as a limited purpose broker-dealer, which primarily receives intermediary fees in the form of compensation from selected Financial Service Providers that may be based upon the volume of premiums and type of variable insurance and other financial service products sold by Member Firms.

The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(c) Intermediary Fee Income

Intermediary fees are recognized as earned.

(d) Intermediary Fee Receivables

Management believes the amount of any uncollectible intermediary fee receivables is immaterial at December 31, 2011 and December 31, 2010; accordingly, no provision for uncollectible accounts has been recorded.

(e) Cash and Cash Equivalents

The Company's cash and cash equivalents consist of bank deposits, certificates of deposits and money market instruments. For purposes of the statements of financial condition and cash flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents.

(f) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the income tax bases of assets and liabilities and their financial reporting amounts at each year-end, based upon statutory income tax rates applicable to the periods in which

the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred income tax assets, if any, to their estimated realizable values.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) Subsequent Events

In preparing the consolidated financial statements, the Company has reviewed events that occurred after December 31, 2011, the statement of financial condition date, up until the issuance of the financial statements, which occurred on February 27, 2012.

(2) Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness balance, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate indebtedness. As of December 31, 2011 and 2010, the Company has net capital of $3,625,976 and $2,629,065, which is $3,476,706 and $2,461,928 in excess of its required net capital of $149,270 and $167,137. As of December 31, 2011 and 2010, the Company has a ratio of aggregate indebtedness to net capital of 0.62 to 1.00 and 0.95 to 1.00, respectively.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because the Company carries no customer accounts and, therefore, does not hold funds or securities for or owe funds or securities to customers.

(3) Related-Party Transactions

The Company's Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the Company. Such direct expenses include registrations, assessments, fees, taxes and outside professional services, which are specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2011 and 2010, the Company has amounts payable to the Parent for expenses of $160,274 and $550,821, respectively.

Between the time of the Company's incorporation in June 2005 and the commencement of business operations in November 2006, the Parent contributed capital in the amount of $279,148 in addition to the capital stock of $1,000. The Company currently earns net income to support its operations, however, the

Parent has represented that in the event the Company may no longer have revenues large enough to fund its operations, the Parent will provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses.

In cases where the Company has excess capital from operations it may pay dividends to its Parent. In 2011 and 2010, the Company paid dividends to its Parent of $7,225,000 and $7,800,000, respectively, a portion of which was treated as a return of contributed capital. In 2011 and 2010, the return of contributed capital related to the Parent's capital contributions in the amounts of $1,755,159 and $1,364,712, respectively, as a result of the Company's income tax sharing agreement with the Parent. (Note 4)

(4) Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The Company also files consolidated and separate income tax returns in various states. With few exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2008. For purposes of the financial statements, federal income taxes are calculated as if the Company filed a separate federal income tax return. The income tax expense included in the statements of operations is as follows:

	2011	2010
Current	$ 3,877,090	$ 3,224,766
Deferred	2,232	74,161
	$ 3,879,322	$ 3,298,927

A reconciliation of the differences between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	2011	2010
Expected income tax expense at U.S. statutory income tax rate	$ 3,299,327	$ 3,303,675
The effects of:		
Changes due to state income taxes, net of federal income tax effect	525,737	(63,480)
Meals and entertainment	51,028	48,060
Other	3,230	10,672
Income tax expense	$ 3,879,322	$ 3,298,927

The Company has an income tax sharing agreement with the Parent. Under the income tax sharing agreement, the Company shall pay the Parent the amount of federal income tax, if any, that the Company would have paid had the Company filed a separate federal income tax return for such year. Also under this agreement, the Company's income taxes payable to the Parent shall be calculated by taking into account the Company's allocated share based on a stand-alone calculation of the Parent's Incentive Compensation Plan ("ICP") expense that would have been generated by the Company had the Company filed its income tax return separately. The income tax related to the ICP expense is not included in the Company's income

(Continued)

tax expense calculation but is treated as a capital contribution from the Parent and as a reduction in the payable for income taxes in accordance with the separate income tax return allocation methodology. This contribution of capital is a noncash transaction in the amounts of $1,329,868 and $1,364,712 for the years ended December 31, 2011 and 2010, respectively.

In addition, the Company's state income tax expense is calculated on both a stand-alone basis and on a consolidated basis. The Company records the stand-alone state income tax expense. The difference between the stand-alone basis state income tax expense calculation and the consolidated basis state income tax expense calculation is treated as a capital contribution from the Parent. This contribution of capital is a noncash transaction in the amount of $425,291 for the year ended December 31, 2011.

The temporary differences that give rise to deferred income tax assets as of December 31, 2011 and 2010 relate to the following:

	2011	2010
Deferred income tax assets:		
Start-up expenses	$ 21,764	$ 23,984
Deferred state income taxes, net of federal income tax effect	2	14
Net deferred income tax assets	$ 21,766	$ 23,998

The Company believes that the deferred income tax assets listed above are fully recoverable and, accordingly, no valuation allowance has been recorded. The Company bases its assessment as to the realizability of the deferred income tax assets on available evidence including historical and projected operating results, estimated reversals of temporary differences and, where applicable, tax planning strategies. Estimates as to the realizability of deferred income tax assets are subject to change.

There are no deferred income tax liabilities as of December 31, 2011 and 2010.

(5) Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company, which consist of cash and cash equivalents, are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values, because of the short maturities of the instruments.

(6) Commitments and Contingencies

The Company, its Parent, and its Parent's subsidiaries, in common with the insurance industry in general, are subject to litigation in the normal course of their business. Currently there is no known litigation involving the Company. The Company is also unaware of any pending litigation.

(7) Regulatory Matters

As a regulated entity, the Company is subject to certain audits, examination, reviews etc. by various regulatory agencies. There are no open matters as of December 31, 2011.

(8) Concentrations of Credit Risk

The Company is engaged in various activities in which counterparties primarily include Financial Service Providers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)
Schedule I – Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Computation of net capital:		
Total stockholder's equity in statement of financial condition	$	3,776,762
Less nonallowable assets:		
Intermediary fee receivables		49,580
Prepaid expenses and other assets		75,770
Deferred income tax assets		21,766
Net capital before haircuts on securities positions		3,629,646
Haircut on certificate of deposit		3,670
Net capital	$	3,625,976
Computation of aggregate indebtedness:		
Liabilities in statement of financial condition:		
Payable to parent for income taxes	$	2,078,773
Payable to parent		160,274
Aggregate indebtedness	$	2,239,047
Computation of basic net capital requirement:		
Minimum dollar net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	149,270
Excess net capital		3,476,706
Ratio of aggregate indebtedness to net capital		0.62 to 1.00

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2011.

See accompanying independent auditors' report.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule II – Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because the Company carries no customer accounts and, therefore, does not hold funds or securities for or owe funds or securities to customers.

KPMG

KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
M Financial Securities Marketing, Inc.
(a wholly owned subsidiary of M Financial Holdings Incorporated):

In planning and performing our audit of the financial statements of M Financial Securities Marketing, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2012

KPMG

M FINANCIAL SECURITIES MARKETING, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Financial Statements and Supplementary Information
Pursuant to SEC Rule 17a-5

December 31, 2011 and 2010

(With Independent Auditors' Report Thereon)